Exhibit 99.26

THIS NEWS RELEASE IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

STANDARD LITHIUM INCREASES PRIVATE PLACEMENT TO $9 MILLION

TO ACCOMMODATE STRONG DEMAND

February 4th, 2020 – Vancouver, BC – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLL) (OTCQX: STLHF) (FRA: S5L) is pleased to announce that, owing to very strong interest, it will increase the size of its non-brokered private placement of special warrants (each, a “Special Warrant”) to accommodate the additional demand. The Company now intends to offer up to 12,000,000 Special Warrants, at a price of $0.75 per Special Warrant, for gross proceeds of up to $9,000,000.

Each Special Warrant will entitle the holder thereof to receive, upon voluntary exercise prior to, or deemed exercise on, the Automatic Exercise Date (as defined herein) and without payment or additional consideration, one (1) unit (each, a “Conversion Unit”) of the Company. Each Conversion Unit will consist of one (1) common share of the Company, and one-half-of-one common share purchase warrant (each whole warrant, a “Conversion Warrant”). Each Conversion Warrant will entitle the holder to acquire an additional common share of the Company, at a price of $1.00 per share for a period of twenty-four months, subject to an accelerated expiry if the closing price of the Company’s shares is greater than C$1.50 per share for a period of 15 consecutive trading days (the “Acceleration Event”). The Company will give notice to the holders of the Acceleration Event and the Warrants will expire 30 days thereafter.

Each Special Warrant will be deemed exercised on the date (the “Automatic Exercise Date”) that is two (2) business days following the earlier of: (i) the date which is four-months-and-one-day from completion of the private placement; and (ii) the date on which the Company obtains a receipt from the applicable securities regulatory authorities (the “Securities Commissions”) for a final prospectus qualifying distribution of the Conversion Units. The Company will use its commercially reasonable efforts to obtain a receipt from the Securities Commissions for a final prospectus qualifying the distribution of the Conversion Units, upon exercise of the Special Warrants, on or before 5:00 p.m. (Vancouver time) on March 6, 2020.

The Company intends to use the net proceeds of the private placement to complete commissioning of its extraction demonstration plant in southern Arkansas, as well as to maintain existing property interests and for general working capital purposes.

In connection with completion of the private placement, the Company may pay finders’ fees to eligible parties who assisted in introducing subscribers to the Company. The Special Warrants issued in connection with the private placement will be subject to a four-month-and-one-day statutory hold period in accordance with applicable securities laws. Completion of the private placement remains subject to the approval of the TSX Venture Exchange.

About Standard Lithium Ltd.

Standard Lithium is a specialty chemical company focused on unlocking the value of existing large-scale US based lithium-brine resources. The Company believes new lithium production can be brought on stream rapidly by minimizing project risks at selection stage (resource, political, geographic, regulatory, and permitting), and by leveraging advances in lithium extraction technologies and processes. The Company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations utilizing the Company’s proprietary selective extraction technology. The Company is also pursuing the resource development of 27,000 acres of separate brine leases located in southwestern Arkansas and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is listed on the TSX Venture Exchange under the trading symbol “SLL”; quoted on the OTC—Nasdaq Intl Designation under the symbol “STLHF”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Contact Information:

Anthony Alvaro, Director 1-604-260-4793

Kara Norman, CFO 1-604-260-0876

info@standardlithium.com

On behalf of the Board,

Standard Lithium Ltd.

Robert Mintak, CEO & Director

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third-party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.